Filed under Rule 433

File No. 333-224366-01

Final Term Sheet

Arizona Public Service Company

$105,000,000 2.60% Notes due 2029

November 16, 2020

Issuer:	Arizona Public Service Company

Expected Ratings (Moody’s / S&P / Fitch):	A2 (negative) / A- (stable) / A (negative)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	November 16, 2020

Settlement Date:	November 19, 2020 (T+3)

Security:	2.60% Notes due 2029 (the “New Notes”), which will be part of the same series of debt securities issued on August 19, 2019 by the Issuer in the amount of $300,000,000 (the “Existing Notes”)

Principal Amount:	$105,000,000

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2021

Maturity Date:	August 15, 2029

Interest Rate:	2.60%

Benchmark Treasury:	0.875% due November 15, 2030

Benchmark Treasury Price / Yield:	99-22+ / 0.906%

Spread to Benchmark Treasury:	+75 basis points

Yield to Maturity:	1.656%

Public Offering Price:	107.447% per note plus accrued interest from and including August 15, 2020 to but excluding the Settlement Date (such accrued interest totaling $712,833.33)

Optional Redemption:	Make-whole call at any time prior to May 15, 2029 at Treasury rate plus 15 basis points and, thereafter, at par

Qualified Reopening:

The offering of the New Notes is expected to qualify as a “qualified reopening” of the Existing Notes under U.S. Treasury regulations; see “Certain Material United States Federal Income Tax Consequences” in the Preliminary Prospectus Supplement dated November 16, 2020

CUSIP/ISIN:	040555 CZ5 / US040555CZ51

Joint Book-Running Managers:	Citigroup Global Markets Inc.
KeyBanc Capital Markets Inc.
MUFG Securities Americas Inc.

Arizona Public Service Company has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Arizona Public Service Company has filed with the SEC for more complete information about Arizona Public Service Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Arizona Public Service Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. toll-free at 800-831-9146, KeyBanc Capital Markets Inc. toll-free at 866-227-6479 or MUFG Securities Americas Inc. toll-free at 877-649-6848.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.